NEWS

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS INC. ANNOUNCES $45,000,000 "BOUGHT DEAL" FINANCING

TORONTO, CANADA -- January 26, 2004 -- Russel Metals Inc. (RUS - TSX) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd., which have agreed to purchase, on a bought deal basis 5,000,000 Common Shares of the Company at a purchase price of $9.00 per Common Share, for aggregate gross proceeds of approximately $45,000,000.  Russel has also granted the underwriters the option to purchase an additional 750,000 shares at the same purchase price.   The Company plans to use the net proceeds of this financing to reduce borrowings under its bank credit facility and for general corporate purposes.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about February 12, 2004 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com